 As filed with the Securities and Exchange Commission on September 13, 2005

FORM 6-K

SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of September 2005

TELE2 AB
(Translation of registrant’s name into English)

Skeppsbron 18
Box 2094
S103 13 Stockholm
Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...	Form 40-F.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......	No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..................................................N/A.......................................................................................................................................

This is a joint press release of Versatel Telecom International N.V., Tele2 Finance B.V. and funds advised by Apax Partners. Not for release, publication or distribution, in whole or in part, in or into Australia, Canada, Italy or Japan.

PRESS RELEASE	13 September 2005

TELE2 RECOMMENDED CASH OFFERS FOR ALL ORDINARY SHARES AND 3.875 PER CENT. CONVERTIBLE SENIOR NOTES DUE 2011 CONVERTIBLE INTO ORDINARY SHARES IN THE CAPITAL OF VERSATEL TELECOM INTERNATIONAL N.V.

Further to the earlier press releases of 18 July 2005, 17 August 2005 and 8 September 2005, Tele2 Finance B.V. (Tele2, an indirect wholly owned subsidiary of Tele2 AB), Versatel Telecom International N.V. (Versatel) and funds advised by Apax Partners (Apax) hereby announce that final agreement has been reached on a recommended offer (Offer I) by Tele2 for all the issued and outstanding ordinary shares (Shares) and a recommended offer (Offer II) by Tele2 for all the issued and outstanding 3.875 per cent. convertible senior notes due 2011 convertible into ordinary shares in the capital of Versatel (Bonds; Offer I and Offer II collectively the Offers).

The terms and conditions of the Offers are described in the offer memorandum (Offer Memorandum) that will be made available as described below. A summary of certain key transaction facts is set out below, which should be read in conjunction with the Offer Memorandum:

  The acceptance period for the Offers begins on 14 September 2005 and will end at 15:00 hours Amsterdam time on 7 October 2005, unless extended.
  A cash amount of EUR 2.20 per Share will be paid to Shareholders tendering their Shares.
  Bondholders will be paid a cash amount of EUR 132,273.61 per Bond, which amount includes an incentive fee of 0.30 per cent. of the principal amount of the Bond (see conditions below, including a possible adjustment for the interest due for the year ended 28 October 2005).
  The conditions to the Offers include an acceptance level for the Shares of at least 95 per cent. and at least 85 per cent. for the Bonds. Tele2 reserves the right to waive one or more of the conditions.
  Subject to the Offers being declared unconditional, Tele2 intends, in consultation with Euronext, to de-list the Shares and Bonds from Eurolist by Euronext Amsterdam.
  The supervisory board and the management board of Versatel have concluded that the Offers are in the best interests of Versatel, its Shareholders, Bondholders and other stakeholders, and unanimously recommend that Shareholders and Bondholders accept the Offers.
  Talpa Capital B.V. has irrevocably undertaken to tender all Shares held by it under Offer I. This is in respect of approximately 42 per cent. of the total issued and outstanding share capital of Versatel.
  At 10:00 hours, Amsterdam time, on 29 September 2005, Versatel will convene an extraordinary general meeting of Shareholders to discuss the Offers.
  Subsequent to the settlement of the Offers, Versatel may convene a meeting of Bondholders to resolve upon an amendment to the mandatory redemption date of the Bonds.

  This announcement and related materials do not constitute an offer to purchase nor a solicitation of an offer to sell Shares and/or Bonds. Any offers will be made only by means of the Offer Memorandum referred to below.

The Offers

Holders of Shares (Shareholders) tendering their Shares under Offer I will be paid for each Share validly tendered (or defectively tendered provided that such defect has been waived by Tele2) and delivered (geleverd) a cash amount of EUR 2.20 (Offer Price per Share).

Holders of Bonds (Bondholders) tendering their Bonds under Offer II will be paid for each Bond validly tendered (or defectively tendered provided that such defect has been waived by Tele2) and delivered (geleverd) a cash amount of EUR 132,273.61 less an amount of EUR 3,875 if any interest is paid or payable to the Bondholder in respect of the annual interest period ending on 28 October 2005 (Offer Price per Bond). The Offer Price per Bond is based on the cash equivalent value of the Shares, calculated at the Offer Price per Share, that the Bond could be converted into on the basis of a conversion price of EUR 1.667 per share. In addition, an incentive fee of 0.30 per cent. of the principal amount per Bond, being an amount of EUR 300, is included in the Offer Price per Bond.

Recommendation of the Offers

The management board and the supervisory board of Versatel have duly considered the strategic, financial and social aspects of the Offers and have reached the conclusion that the Offers are in the best interests of Versatel, the Shareholders, the Bondholders and other stakeholders in Versatel. Also taking into account the fairness opinion issued by Lazard Frères S.A.S. in respect of Offer I, the supervisory board and the management board of Versatel are of the opinion that the Offers are reasonable and fair to the Shareholders and the Bondholders and therefore support the Offers and unanimously recommend the Offers to the Shareholders and the Bondholders for acceptance.

Irrevocable Undertaking

Talpa Capital B.V., subject to certain customary conditions, has irrevocably undertaken to tender all Shares held by it under Offer I. This undertaking is in respect of a total of 217,976,476 Shares representing approximately 41.65 per cent. of the total issued and outstanding share capital of Versatel at 9 September 2005.

Acceptance Period

The acceptance period will begin on 14 September 2005 and will end at 15:00 hours Amsterdam time and 09:00 hours New York time on 7 October 2005, unless extended (Acceptance Closing Date). Any Shares and Bonds tendered during the acceptance period may not be withdrawn, subject to the right of withdrawal of any tender during an extension of the acceptance period. During an extension of the acceptance period, any Shares or Bonds previously tendered and not withdrawn will remain subject to the Offers, subject to the right of withdrawal in accordance with the provisions of article 9o paragraph 5 of the Dutch Securities Markets Supervision Decree 1995 (Bte 1995).

Offer Conditions

The Offers are subject to the conditions set forth in the Offer Memorandum. The Offers will be honoured subject to customary conditions, including (i) that the number of Shares that are tendered under Offer I, together with the Shares directly or indirectly held by Tele2 at the Acceptance Closing Date, represent at least 95 per cent. of all Shares and (ii) that the number of Bonds that are tendered under Offer II, together with the Bonds directly or indirectly held by Tele2 at the Acceptance Closing Date, represent at least 85 per cent. of all Bonds. Tele2 is entitled to waive one or more of the offer conditions set forth in the Offer Memorandum.

Extraordinary General Meeting of Shareholders

At 10:00 hours, Amsterdam time, on 29 September 2005, Versatel will convene an extraordinary general meeting of Shareholders, to which the Bondholders will also be invited, at which meeting, inter alia, the Offers, conditional amendments to Versatel's articles of association, the filling of vacancies on Versatel's supervisory board and management board and certain matters in relation to the German Transaction as set out in the Offer Memorandum (i.e. the authorisation of the management board of Versatel to enter into the German Transaction and the approval of a distribution out of the freely distributable reserves of Versatel) will be discussed.

Declaring the Offers unconditional and Settlement

By no later than 15:00 hours, Amsterdam time (9:00 hours, New York time) on the fifth business day following the Acceptance Closing Date (the Unconditional Date), Tele2 will announce whether or not it declares the Offers unconditional, all in accordance with article 9t, paragraph 4 of the Bte 1995.

In the event that Tele2 announces that the Offers are declared unconditional, the Shareholders tendering their Shares and the Bondholders tendering their Bonds for acceptance pursuant to the relevant Offer will receive within five business days following the Unconditional Date the Offer Price per Share and/or the Offer Price per Bond, in respect of each Share and/or each Bond validly tendered (or defectively tendered provided that such defect has been waived by Tele2) and delivered (geleverd) under the terms and conditions of the Offers.

Meeting of Bondholders

Subject to the Offers being declared unconditional, a meeting of Bondholders may be convened upon the request of Versatel at which meeting an amendment to the mandatory redemption date contained in the terms and conditions of the Bonds will be resolved upon. Should such amendment be approved, Versatel shall pursuant to the revised terms and conditions of the Bonds be obliged to redeem any Bonds not converted, redeemed, purchased or cancelled prior to the amended mandatory redemption date at 100 per cent. of their principal amount, together with accrued and unpaid interest to, but excluding, the date of redemption. Tele2 intends to vote all votes attaching to the Bonds tendered and delivered under Offer II in favour of such amendment.

German Transaction

Tele2 (Netherlands) B.V., a direct wholly owned subsidiary of Tele2 AB, and Apax have reached an agreement that, immediately following completion of the Offers, Apax will acquire Versatel Deutschland Holding GmbH (the German Business) from Versatel. The German Business will be sold and transferred to Ganymed 345. VV GmbH (Ganymed) for an estimated price of approximately EUR 539 million (which is based on an enterprise value of EUR 565 million). Ganymed is a wholly owned subsidiary of Apax. Tele2 will retain the Benelux Business as well as those subsidiaries of Versatel that do not form part of the German Business or Benelux Business.

De-listing of the Shares and the Bonds

Subject to the Offers being declared unconditional, Tele2 further intends to, in consultation with Euronext, terminate the listing of the Shares and of the Bonds on Eurolist by Euronext Amsterdam as soon as possible. Furthermore, also dependent on the number of Shares obtained by Tele2 as a result of Offer I, Tele2 expects to initiate a squeeze-out procedure as referred to in articles 2:92a or 2:201a of the Dutch Civil Code in order to acquire all Shares held by minority shareholders or to take such other steps to terminate the listing and/or acquire Shares that were not tendered under Offer I, including effecting a legal merger.

In the event that the Offers are declared unconditional and following any conversion, redemption, repurchase or cancellation of all Bonds held by Tele2, less than 15 per cent. of the aggregate principal amount of the Bonds originally issued would remain outstanding, Versatel would be entitled to redeem all Bonds at 100 per cent. of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption in accordance with the terms and conditions of the Bonds. In such circumstances Versatel would not convene a meeting of Bondholders as contemplated above.

Envisaged Time-table

09:00 hours, Amsterdam time (3:00 hours, New York time) on 14 September 2005	Beginning of acceptance period and availability of Offer Memorandum
10:00 hours, Amsterdam time (4:00 hours, New York time) on 29 September 2005	Extraordinary General Meeting of Shareholders to which Bondholders will be invited
15:00 hours, Amsterdam time (9:00 hours, New York time) on 7 October 2005, subject to extension	Expiry of acceptance period (subject to extension, in which case an announcement to that effect will be made no later than 12 October 2005)
By no later than 15:00 hours, Amsterdam time (9:00 hours, New York time) on the fifth business day following the Acceptance Closing Date	Announcement whether the Offers will be declared unconditional and start of the subsequent acceptance period, if any
Within 5 business days of the Unconditional Date (subject to extension of the acceptance period)	Delivery of the Shares and Bonds against payment of the Offer Price per Share and the Offer Price per Bond
Following the Unconditional Date (if held)	Meeting of Bondholders

Shareholders and Bondholders are invited to tender their Shares and/or Bonds on or before 7 October 2005 at 15:00 hours Amsterdam time and 09.00 hours New York time (unless the acceptance period is extended).

Acceptance of Offer I

Shareholders who hold their Shares through an admitted institution (aangesloten instelling) are requested to make their acceptance known via their bank or stockbroker. Shareholders who hold their Shares in registered form must deliver a completed and signed acceptance form to ABN AMRO Bank N.V. as set out below:

ABN AMRO Bank N.V.

Attn. Agency Services Exchange Agency MF2020

Kemelstede 2

4817 ST Breda

The Netherlands

Tel: +31 76 579 9455

Fax:+31 76 579 9620

Email: as.exchange.agency@nl.abnamro.com

The acceptance forms are available upon request from Versatel (Attn. Investor Relations Department) and ABN AMRO Bank N.V.

Acceptance of Offer II

Bondholders wishing to tender their Bonds under Offer II must submit, or arrange to be submitted on their behalf at or before the Acceptance Closing Date and before the deadlines set by each relevant clearing system a duly completed electronic acceptance notice to the relevant clearing system. Only persons shown in the records of the clearing systems as holders of Bonds, whether on their own behalf or on behalf of beneficial owners of the Bonds, may submit electronic acceptance notices. Bondholders, including such persons in whose name Bonds are registered with the relevant clearing systems are solely responsible for the observance of, and compliance with, the procedures and deadlines applicable to the submission of the Bonds.

Bondholders not holding Bonds through a clearing system should contact the Bank of New York (being the tender agent) as to how to submit their Bonds for acceptance under Offer II.

Bondholders are requested to contact the Bank of New York (being the tender agent) for assistance in tendering their Bonds and Morgan Stanley & Co. International Limited (being the dealer manager) for answers to questions concerning the terms of Offer II, both as set out below:

The Bank of New York Attn. Daniel Wynne One Canada Square London, E14 5AL United Kingdom Tel.: +44 207 964 6337

Morgan Stanley & Co. International Limited

Attn. Liability Management Group

25 Cabot Square, Canary Wharf

London, E14 4QA

United Kingdom

Tel.: +44 207 677 5040

Fax: +44 207 056 1997

Email: liabilitymanagementeurope@morganstanley.com

Admitted Institutions

The admitted institutions (aangesloten instellingen) may tender Shares for acceptance only to ABN AMRO Bank N.V. (as set out below) and only in writing. In submitting the acceptance, the admitted institutions are required to declare that (i) they have the tendered Shares in their administration, (ii) each Shareholder who accepts Offer I irrevocably represents and warrants that the Shares tendered by such Shareholder are being tendered in compliance with the restrictions set out in the Offer Memorandum, and (iii) they undertake to transfer these Shares to Tele2 on the day of settlement of Offer I, provided the Offers have been declared unconditional.

ABN AMRO Bank N.V.

Agency Services Exchange Agency MF2020

Kemelstede 2

4817 ST Breda

The Netherlands

Tel: +31 76 579 9455

Fax:+31 76 579 9620

Email: as.exchange.agency@nl.abnamro.com

Announcements

This press release sets forth selected terms of the Offers. Announcements will be issued by press release and will be published in at least Het Financieele Dagblad and the Daily Official List of Euronext Amsterdam, as appropriate, and released to Dow Jones News Service.

Offer Memorandum and other Information

Shareholders and Bondholders are urged to read the Offer Memorandum and all documents incorporated by reference therein because they contain important information about the Offers. Copies of the Offer Memorandum in the English language (in which a Dutch summary has been included) and the (English translation of the) articles of association of Versatel will be made available to Shareholders and Bondholders upon request and will also be available as from 14 September 2005 free of charge on the website of Euronext Amsterdam: www.euronext.com (Dutch residents only) and at the offices of Versatel, Tele2 and ABN AMRO Bank N.V. as set out below:

Tele2 Finance B.V. Attn. Investor Relations Department Ellermannstraat 19 1099 BX Amsterdam The Netherlands Tel: +46 8 5620 0045 Fax: +46 8 5620 0040 Email: investor.relations@tele2.com

Versatel Telecom International N.V.

Attn. Investor Relations Department

Hullenbergweg 101

1101 CL Amsterdam

The Netherlands

Tel: +31 20 750 2362

Fax: +31 20 750 1019

Email:
investor.relations@versatel.com

ABN AMRO Bank N.V. Attn. Servicedesk MF7020 Kemelstede 2 4817 ST Breda The Netherlands Tel: +31 76 579 9455 Fax:+31 76 579 9643 Email: so.servicedesk.c&cc@nl.abnamro.com

Further information can be obtained from:

For Tele2

Lars-Johan Jarnheimer	Telephone:	+ 46 8562 640 00

President and CEO

Håkan Zadler	Telephone:	+ 46 8562 640 00

CFO

Per Borgklint	Telephone:	+ 31 20 702 02 02

Market Area Director Benelux

Dwayne Taylor	Telephone:	+ 44 20 7321 5038

Investor Relations London

Lena Krauss	Telephone:	+ 46 8 562 000 45

Investor Relations Stockholm

Sarah Hamilton	Telephone:	+ 44 78 36 295 291
Nick Fox	Telephone:	+ 44 77 11 727 618

M:Communications, London

Anne Louise Van Lynden	Telephone:	+ 31 65 4315 549
Carina Hamaker	Telephone:	+ 31 65 3749 959

Investor Voice, Amsterdam

For Apax

Ira Wülfing	Telephone:	+49 89 200030 33

Communication

For Versatel

Wouter van de Putte	Telephone:	+31 20 750 2362

Investor Relations

Cilesta van Doorn	Telephone:	+31 20 750 1318

Corporate Communications

Restrictions and Legal Information

The distribution of the Offer Memorandum and any separate documentation regarding the Offers and the making of the Offers may, in some jurisdictions, be restricted by law. The Offers are not being made, directly or indirectly, in or into, and may not be accepted from within, any jurisdiction in which the making of these Offers or the acceptance of the Offers would not be in compliance with the laws of that jurisdiction. Persons who come into possession of the Offer Memorandum or any separate documentation regarding the Offers should inform themselves of and observe any of these restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of that jurisdiction. None of Tele2 AB, Tele2,

Versatel, Apax or any of their advisers assume any responsibility for any violation by any person of any of these restrictions. Any Shareholder or Bondholder who is in any doubt as to his position should consult an appropriate professional adviser without delay.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially. Words such as may, will, expect, are in the process of, preparations are under way, and similar expressions identify forward-looking statements. Although each of Tele2, Apax and Versatel, each with respect to the statements it has provided, believes the expectations reflected in such forward-looking statements are based on reasonable assumptions, no assurance can be given that such statements will be fulfilled or prove to be correct, and no representations are made as to the accuracy and completeness of such statements. Any such forward-looking statements must be considered together with the fact that actual events or results may vary materially from such forward-looking statements due to, among other things, political, economic or legal changes in the markets and environments in which Tele2, Apax and/or Versatel does business, to competitive developments or risks inherent to Versatel's business plans and to uncertainties, risk and volatility in financial markets and other factors affecting Tele2, Apax and/or Versatel.

This press release is a public announcement as meant within article 9b paragraph 1 and article 9g paragraph 3 of the Bte 1995.

This press release appears in Swedish also. In the event of any inconsistency, the English version will prevail over the Swedish version.

SIGNATURES

                      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE2 AB

By:   /s/ Håkan Zadler
Name: Håkan Zadler
Title:   Chief Financial Officer

Date: September 13th, 2005